UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

99¢ Only Stores

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

65440K106

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA  90067-3206

310.557.2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who responds to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Number Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,236,812 (See Item 5(c))*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,236,812 (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.94% (See Item 5)**

14.	Type of Reporting Person (See Instructions) CO

*

Beneficial ownership of 23,236,812 Common Shares (as defined in Item 1) is being reported hereunder solely because the Reporting Persons (as defined in Item 1) may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

**

The calculation of the foregoing percentage is based on 70,540,357 Common Shares outstanding on August 4, 2011 as reported in 99¢ Only Stores’ Form 10-Q for the quarterly period ended July 2, 2011 filed with the Securities and Exchange Commission on August 9, 2011.

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Corporate Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,236,812 (See Item 5(c))*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,236,812 (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.94% (See Item 5)**

14.	Type of Reporting Person (See Instructions) PN

*

Beneficial ownership of 23,236,812 Common Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

**

The calculation of the foregoing percentage is based on 70,540,357 Common Shares outstanding on August 4, 2011 as reported in 99¢ Only Stores’ Form 10-Q for the quarterly period ended July 2, 2011 filed with the Securities and Exchange Commission on August 9, 2011.

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ACOF Management III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,236,812 (See Item 5(c))*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,236,812 (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.94% (See Item 5)**

14.	Type of Reporting Person (See Instructions) PN

*

Beneficial ownership of 23,236,812 Common Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

**

The calculation of the foregoing percentage is based on 70,540,357 Common Shares outstanding on August 4, 2011 as reported in 99¢ Only Stores’ Form 10-Q for the quarterly period ended July 2, 2011 filed with the Securities and Exchange Commission on August 9, 2011.

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ACOF Operating Manager III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,236,812 (See Item 5(c))*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,236,812 (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.94% (See Item 5)**

14.	Type of Reporting Person (See Instructions) OO

*

Beneficial ownership of 23,236,812 Common Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

**

The calculation of the foregoing percentage is based on 70,540,357 Common Shares outstanding on August 4, 2011 as reported in 99¢ Only Stores’ Form 10-Q for the quarterly period ended July 2, 2011 filed with the Securities and Exchange Commission on August 9, 2011.

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,236,812 (See Item 5(c))*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,236,812 (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.94% (See Item 5)**

14.	Type of Reporting Person (See Instructions) OO

*

Beneficial ownership of 23,236,812 Common Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

**

The calculation of the foregoing percentage is based on 70,540,357 Common Shares outstanding on August 4, 2011 as reported in 99¢ Only Stores’ Form 10-Q for the quarterly period ended July 2, 2011 filed with the Securities and Exchange Commission on August 9, 2011.

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,236,812 (See Item 5(c))*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,236,812 (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.94% (See Item 5)**

14.	Type of Reporting Person (See Instructions) OO

*

Beneficial ownership of 23,236,812 Common Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

**

The calculation of the foregoing percentage is based on 70,540,357 Common Shares outstanding on August 4, 2011 as reported in 99¢ Only Stores’ Form 10-Q for the quarterly period ended July 2, 2011 filed with the Securities and Exchange Commission on August 9, 2011.

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Canada Pension Plan Investment Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,236,812 (See Item 5(c))*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,236,812 (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.94% (See Item 5)**

14.	Type of Reporting Person (See Instructions) OO

*

Beneficial ownership of 23,236,812 Common Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

**

The calculation of the foregoing percentage is based on 70,540,357 Common Shares outstanding on August 4, 2011 as reported in 99¢ Only Stores’ Form 10-Q for the quarterly period ended July 2, 2011 filed with the Securities and Exchange Commission on August 9, 2011.

CUSIP No. 65440K106

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, no par value (the “Common Shares”), of 99¢ Only Stores, a California corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 4000 Union Pacific Avenue, City of Commerce, California  90023.

Item 2.	Identity and Background

(a) This Schedule 13D is filed on behalf of:

Number Holdings, Inc. (“Parent”),

Ares Corporate Opportunities Fund III, L.P.  (“ACOF III”),

ACOF Management III, L.P. (“ACOF Management III”),

ACOF Operating Manager III, LLC (“ACOF Operating III”),

Ares Management LLC (“Ares Management”),

Ares Partners Management Company LLC (“APMC” and, together with Parent, ACOF III, ACOF Management III, ACOF Operating III and Ares Management, the “Ares Entities”), and

Canada Pension Plan Investment Board (“CPPIB” and, together with the Ares Entities, the “Reporting Persons”).

(b) The address of the principal business office of each of the Ares Entities and each of the persons referred to in Schedule I hereto is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067, except for Mr. Shane Feeney and Mr. Scott Nishi, whose address is One Queen Street East, Suite 2600, P.O. Box 101, Toronto, Ontario M5C 2W5.  The address of the principal business office of CPPIB and each of the persons referred to in Schedule II hereto, except where noted otherwise, is One Queen Street East, Suite 2600, P.O. Box 101, Toronto, Ontario M5C 2W5.

(c) Parent was formed for the purpose of facilitating the transactions contemplated by the Merger Agreement (as defined in Item 4). The principal business of ACOF III is investing in securities. APMC, Ares Management, ACOF Management III and ACOF Operating III are principally engaged in the business of investment management. The principal business of CPPIB is to invest the funds transferred to it by the Canada Pension Plan. Parent is indirectly controlled by ACOF III and CPPIB. The general partner of ACOF III is ACOF Management III, and the general partner of ACOF Management III is ACOF Operating III. ACOF Operating III is owned by Ares Management, which, in turn, is indirectly controlled by APMC. APMC is managed by an executive committee comprised of David Kaplan, Michael Arougheti, Gregory Margolies, Antony Ressler and Bennett Rosenthal. Because the executive committee acts by consensus/majority approval, none of the members of the executive committee has sole voting or dispositive power with respect to the Common Shares.  CPPIB is managed by a board of directors set forth on Schedule II hereto which is incorporated herein by reference.  Because the board of directors acts by consensus/majority approval, none of the directors of the board of directors has sole voting or dispositive power with respect to the Common Shares. Other than Parent (with respect to the securities that may be beneficially owned by Parent as a result of the voting and support agreement described in Item 4 hereof), the Ares Entities, CPPIB, each of the persons listed on Schedule I or Schedule II hereto and the partners, members, stockholders, directors, and managers of the Ares Entities and the executive committee of APMC expressly disclaims beneficial ownership of the Common Shares. The names of the executive officers and directors of Parent are set forth in Schedule I hereto, which is incorporated herein by reference.

(d) The Ares Entities confirm that, during the five years prior to the date hereof, neither the Ares Entities nor any person listed on Schedule I hereto whose principal occupation is with an Ares Entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CPPIB confirms that, during the five years prior to the date hereof, none of CPPIB, any person listed on Schedule I hereto whose principal occupation is with CPPIB or any person listed on Schedule II hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Ares Entities confirm that, during the five years prior to the date hereof, no Ares Entity nor any person listed on Schedule I hereto whose principal occupation is with an Ares Entity has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 65440K106

CPPIB confirms that. during the five years prior to the date hereof, none of CPPIB, any person listed on Schedule I hereto whose principal occupation is with CPPIB or any person listed on Schedule II hereto has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Ares Entities is organized in the State of Delaware, CPPIB is a federal crown corporation incorporated pursuant to the Canada Pension Plan Investment Board Act 1997 (Canada) and each person referred to in Schedule I hereto is a citizen of the United States, unless otherwise noted on Schedule I hereto. Each person referred to in Schedule II hereof is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, David Gold and Sherry Gold, Trustees of the Gold Revocable Trust Dated 10/26/2005, Howard Gold, Jeff Gold, Karen and Eric Schiffer and Au Zone Investment #2, L.P. (each, a “Shareholder” and, collectively, the “Shareholders”), who are the beneficial owners of an aggregate of 23,236,812 Common Shares (the “Existing Shares”), have entered into the Voting Agreement (as defined in Item 4) with Parent. Any beneficial ownership of the Reporting Persons in the Existing Shares that may be deemed to arise from the Voting Agreement is not expected to require the expenditure of any funds. The Shareholders entered into the Voting Agreement to induce Parent to enter into, and as consideration for, the Merger Agreement described in Item 4. Parent has not paid additional consideration to the Shareholders or the Issuer in connection with the execution and delivery of the Voting Agreement.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction

The purpose of this Schedule 13D relates to the Covered Shares (as defined below) that are the subject of the Voting Agreement. The Shareholders entered into the Voting Agreement as a condition and inducement to Parent entering into the Merger Agreement.

Agreement and Plan of Merger

On October 11, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Number Merger Sub, Inc., a California corporation and wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement and subject to the conditions set forth therein, Parent will acquire the Issuer through the merger (the “Merger”) of Merger Sub with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of the Common Shares will be converted into the right to receive $22.00 in cash, without interest (the “Merger Consideration”), excluding (i) shares held by any stockholders who are entitled to and who properly exercise dissenters’ rights under California law, (ii) treasury shares, and (iii) shares held by Parent, Merger Sub or any other wholly owned subsidiary of Parent, which will include the shares held by the Rollover Investors (defined below) that are being contributed to Parent pursuant to the Rollover Letter (defined below). In addition, each outstanding stock option will be cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price for each share subject to the applicable option. Each restricted stock unit (“RSU”) shall be cancelled and will be converted into the right to receive an amount in cash equal to the number of unforfeited shares of Common Shares then subject to the RSU multiplied by the Merger Consideration. Each performance stock unit (“PSU”) shall be cancelled and will be converted into the right to receive an amount in cash equal to the number of unforfeited shares of Common Shares then subject to the PSU multiplied by the Merger Consideration.

Each of the Issuer, Parent and Merger Sub has made certain representations and warranties in the Merger Agreement, and each has agreed to use its reasonable best efforts to consummate the Merger. The Issuer has also agreed to various covenants in the Merger Agreement, including, among others, (i) to conduct its business in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the effective time of the Merger and (ii) to cause a special meeting of the Issuer’s stockholders to be held to consider

CUSIP No. 65440K106

the approval of the Merger Agreement. In addition, the Merger Agreement contains certain restrictions on the Issuer’s ability to solicit or participate in discussions regarding alternative transactions.

Consummation of the Merger is subject to various conditions, including, among others, (i) the affirmative vote by the holders of a majority of the outstanding shares of Common Shares, (ii) the accuracy of the representations and warranties made by the parties, (iii) the performance by the parties in all material respects of their covenants, obligations and agreements under the Merger Agreement, and (iv) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Upon the termination of the Merger Agreement under certain circumstances, including in connection with the acceptance of a Superior Company Proposal (as defined in the Merger Agreement) or due to the failure of the Issuer to obtain the stockholders’ approval of the Merger Agreement, the Issuer is required to pay to Parent a termination fee of $47.25 million. If the Issuer terminates the Merger Agreement under certain other circumstances, including, subject to certain conditions, if Parent fails to consummate the Merger once the conditions to such consummation (as specified in the Merger Agreement) are satisfied, Parent is required to pay the Issuer a termination fee (the “Parent Termination Fee”) of $94.5 million.

Parent and Merger Sub are entitled to seek specific performance in order to enforce the Issuer’s obligations under the Merger Agreement and, subject to certain exceptions, the Issuer is entitled to seek specific performance in order to enforce Parent and Merger Sub’s obligations under the Merger Agreement.  The Issuer is not entitled to seek specific performance to cause Parent or Merger Sub to cause the equity financing to be funded or to consummate the Merger.

The board of directors of the Issuer (the “Board”) approved the Merger Agreement by a vote of its disinterested directors following the unanimous recommendation of a special committee of independent directors.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2 and incorporated by reference in its entirety into this Item 4.

Commitment Letters

In a letter from ACOF III to the Issuer, dated October 11, 2011 (the “ACOF III Sponsor Equity Commitment Letter”), ACOF III agreed, subject to certain conditions and adjustments, to contribute an aggregate of $370.9 million in cash, solely for the purpose of funding ACOF III’s “pro rata” portion of the equity financing of the Merger Consideration and all other amounts required to be paid by Parent, Merger Sub or the surviving corporation pursuant to and in accordance with the Merger Agreement, together with related fees and expenses.  Additionally, in a letter from CPPIB (and, together with ACOF III, the “Sponsors”) to the Issuer, dated October 11, 2011 (the “CPPIB Sponsor Equity Commitment Letter” and, together with the ACOF III Sponsor Equity Commitment Letter, the “Sponsor Equity Commitment Letters”), CPPIB agreed, subject to certain conditions and adjustments, to contribute an aggregate of $265.0 million in cash, solely for the purpose of funding CPPIB’s “pro rata” portion of the equity financing of the Merger Consideration and all other amounts required to be paid by Parent, Merger Sub or the surviving corporation pursuant to and in accordance with the Merger Agreement, together with related fees and expenses.  ACOF III’s “pro rata” portion is 58.33% and CPPIB’s “pro rata” portion is 41.67%.  This summary of the Sponsor Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the ACOF III Sponsor Equity Commitment Letter and the CPPIB Sponsor Equity Commitment Letter, which are attached hereto as Exhibits 3 and 4, respectively, and incorporated by reference in their entirety into this Item 4.

In addition, Parent entered into a debt commitment letter with Royal Bank of Canada and certain of its affiliates (collectively, “RBC”) and Bank of Montreal and certain of its affiliates (collectively, “BMO” and, together with RBC, the “Debt Providers”), effective as of October 11, 2011 (the “Debt Commitment Letter”), pursuant to which the Debt Providers committed to provide, subject to certain conditions, up to $775 million dollars of funded debt at closing of the Merger consisting of (i) a $150 million ABL facility, which is anticipated to be undrawn at closing, (ii) a $525 million first lien term facility and (iii) a $250 million bridge facility.  The financing will be used to fund the Merger Consideration and to pay related fees and expenses, and for general corporate purposes for the operation of the Issuer following the closing of the Merger.  This summary of the Debt Commitment Letter does not purport to

CUSIP No. 65440K106

be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached hereto as Exhibit 5 and incorporated by reference in its entirety into this Item 4.

Equity Rollover Letter

In addition, David and Sherry Gold, Howard Gold, Jeff Gold, and Karen and Eric Schiffer (collectively, with certain of their affiliates, the “Rollover Investors”) delivered to Parent an equity rollover letter, dated October 11, 2011 (the “Equity Rollover Letter”).

Rollover

Pursuant to the Equity Rollover Letter, the Rollover Investors agreed, subject to certain conditions, to transfer, deliver and contribute to Parent an aggregate of 4,545,451 Common Shares (collectively, the “Rollover Shares”), valued at the $22 per share Merger Consideration described in Item 4 below in exchange for shares of common stock of Parent.  The Equity Rollover Letter will terminate automatically upon the earlier to occur of (a) the valid termination of the Merger Agreement or the Sponsor Equity Commitment Letters and (b) the closing of the Merger.

Stockholders Agreement

The Equity Rollover Letter provides that the Rollover Investors and the Sponsors will enter into a stockholders agreement having terms consistent with those set forth on Exhibit A to the Equity Rollover Letter, which contemplates, among other things, (i) that Parent’s Board of Directors will initially have 11 members including Eric Schiffer, Jeff Gold and Howard Gold, (ii) certain transfer restrictions with respect to shares of Parent stock to be held by the Rollover Investors, (iii) customary tag along and drag along rights, (iv) customary pre-emptive rights on a sale by Parent of its capital stock, (v) customary unlimited piggyback registration rights in favor of the Rollover Investors following an initial public offering and (vi) so long as the Rollover Investors have at least one nominee on the Board, approval rights in favor of the Rollover Investors with respect to certain amendments to the Issuer’s organizational documents and related party transactions involving the Sponsors, or their affiliates (other than ordinary course transactions with portfolio companies).

The Equity Rollover Letter also provides that Rollover Investors that are employees of Parent will have a put option to cause Parent to purchase certain of their shares of Parent common stock at the greater of cost and fair market value within twelve months following a termination of such Rollover Investor’s employment without cause, subject to extension under certain circumstances. This put option is subject to certain limitations, including limitations in Parent’s debt documents, and may not be exercised by any such Rollover Investor for an amount in excess of such Rollover Investor’s pro rata share of $37.5 million.

Employment and Consulting Agreements

The Equity Rollover Letter provides that Parent will enter into (i) employment agreements with each of Eric Schiffer, Jeff Gold, and Howard Gold to serve, respectively, as the Issuer’s Chief Executive Officer, President and Chief Operating Officer, and Executive Vice President (collectively, the “Employment Agreements”) and (ii) a consulting agreement with David Gold (the “Consulting Agreement”), in each case having terms consistent with those set forth on Exhibit B to the Equity Rollover Letter.  The Employment Agreements will have initial terms of five years and, in the event of termination by the Issuer without cause or by the executive for good reason, will provide for the continuation of salary and bonus for three years and the acceleration of equity awards.  The Consulting Agreement will have an initial term of five years.

The Equity Rollover Letter also provides that, in connection with the closing of the Merger, Parent will establish an equity incentive plan (the “Incentive Plan”).  An aggregate of 10.5% of the fully-diluted common equity of Parent immediately following the closing of the Merger will be available for awards under the Incentive Plan.  Option awards with respect to 5% of the fully diluted common equity of Parent promptly following the closing of the Merger will be awarded in the aggregate to Eric Schiffer, Jeff Gold, Howard Gold and Karen Schiffer with the allocation among them to be determined prior to, or promptly following, closing.  The remaining option awards under the Incentive Plan will be reserved for issuance to other senior management and key employees.  All of the options will have an exercise price equal to fair market value at the time of grant, and the option awards granted at closing will have an exercise price equal to the per share Merger Consideration.

CUSIP No. 65440K106

This summary of the Equity Rollover Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Rollover Letter, which is attached hereto as Exhibit 6 and incorporated by reference in its entirety into this Item 4.

Limited Guarantees

Concurrently with the execution of the Merger Agreement, each of ACOF III and CPPIB entered into limited guarantees with the Issuer (the “Limited Guarantees”), pursuant to which they guaranteed their pro rata portions of the due and punctual payment by Parent or Merger Sub, as and when due, of a portion of the “Parent Termination Fee” (as set forth in Section 8.3 of the Merger Agreement) and the payment of certain expenses by Parent or Merger Sub pursuant to Section 8.03(d) of the Merger Agreement (the “Payable Expenses”).  The maximum amount payable by ACOF III in respect of its Limited Guarantee is (i) $55,121,850, in the case of the Parent Termination Fee and (ii) $5,833,000 in the case of Payable Expenses.  The maximum amount payable by CPPIB in respect of its Limited Guarantee is (i) $39,378,150, in the case of the Parent Termination Fee and (ii) $4,167,000 in the case of Payable Expenses.  This summary of the Limited Guarantees does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantees, which are attached hereto as Exhibits 7 and 8 and incorporated by reference in their entirety into this Item 4.

Voting Agreement

In connection with the Merger, the Parent and the Shareholders entered into a Voting Agreement, dated October 11, 2011 (the “Voting Agreement”).  Pursuant to the Voting Agreement, each Shareholder agreed to, among other things, vote its Existing Shares (together with any Shares acquired by such Shareholders after the date of the Voting Agreement, “Covered Shares”) in favor of the approval of the Merger and against, among other matters, any competing acquisition proposal, in each case at any meeting of the Issuer’s shareholders or in any other circumstance upon which a vote, consent, or approval of all or some of the shareholders of the Issuer is sought.  Also pursuant to the Voting Agreement, each Shareholder appointed Parent, and any designee of Parent, as its true and lawful proxy and attorney-in-fact, with full power of substitution and resubstitiution to vote, act by written consent, or execute and deliver a proxy to vote or grant a written consent with respect to such Shareholder’s Covered Shares in connection with the matters contemplated by and in compliance with the express provisions of the Voting Agreement.  Each Shareholder further agreed, during the term of the Voting Agreement, not to transfer any of its Covered Shares or any beneficial voting or economic interest therein, subject to certain customary exceptions for permitted transfers.  The obligations under the Voting Agreement terminate upon the earliest to occur of (a) the Effective Time, (b) the date of termination of the Merger Agreement, (c) the written agreement of Parent and the Shareholders and (d) the making of any amendment, modification, or waiver of the Merger Agreement without the Shareholders’ prior written consent, the effect of which could change the amount or form of merger consideration or adversely effect any Shareholder in a material manner, with certain obligations under the Voting Agreement to survive up to twelve months following termination of the Merger Agreement as described in the Voting Agreement.  This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 9 and incorporated by reference in its entirety into this Item 4.

Sponsor Side Letter

In anticipation of the Merger, ACOF III and CPPIB entered into a side letter, dated October 11, 2011 (the “Sponsor Side Letter”), regarding the relationship between the Sponsors prior to and following the consummation of the Merger.  In the Sponsor Side Letter, each of the Sponsors agreed, among other things, (i) not to engage in negotiations with any person other than with each other regarding any transaction that entails the acquisition of all or substantially all the assets or equity interests of the Issuer or an intended objective of which is to impede the consummation of the Merger (a “Competing Transaction”), (ii) not to otherwise be involved in a Competing Transaction, except, in each case, with the prior written consent of the other party, and (iii) to certain non-binding terms respecting the governance of Parent and other terms that are expected to form the basis for the negotiation of definitive documentation regarding the relationship between the Sponsors following the closing of the Merger.

CUSIP No. 65440K106

This summary of the Sponsor Side Letter does not purport to be complete and is qualified in its entirety by reference to the Sponsor Side Letter, which is attached hereto as Exhibit 10 and incorporated by reference in its entirety into this Item 4.

Other than as described in Item 3 and this Item 4, and except as otherwise disclosed herein or in the Merger Agreement, the Sponsor Equity Commitment Letters, the Debt Commitment Letter, the Equity Rollover Letter, the Limited Guarantees, the Voting Agreement and the Sponsor Side Letter, each of the Ares Entities and CPPIB confirms that it does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares that may be deemed to be beneficially owned by the Reporting Person(s), or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 thereof are incorporated herein by reference. Immediately prior to the execution of the Voting Agreement, each of the Ares Entities and CPPIB confirms that it did not beneficially own any Common Shares. However, upon execution of the Voting Agreement as of October 11, 2011, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, the Reporting Persons may be deemed to have shared voting power with respect to (and therefore beneficially own) 23,236,812 Common Shares, representing approximately 32.94% of the Common Shares outstanding as of August 4, 2011. Accordingly, the percentage of the outstanding Common Shares that may be deemed to be beneficially owned by the Reporting Persons are approximately 32.94%.

Except as set forth above, the Ares Entities confirm that no Ares Entity nor, to the best of the Ares Entities’ knowledge, any of the individuals listed on Schedule I hereto whose principal occupation is with an Ares Entity, has power to vote or to direct the vote or to dispose or direct the disposition of any Common Shares.

Except as set forth above, CPPIB confirms that neither CPPIB nor, to the best of CPPIB’s knowledge, any of the individuals listed on Schedule I hereto whose principal occupation is with CPPIB or any of the individuals listed on Schedule II hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any Common Shares.

The Reporting Persons disclaim beneficial ownership of any Common Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, to the best knowledge of the Ares Entities, neither the Ares Entities nor any person listed on Schedule I hereto whose principal occupation is with an Ares Entity has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Common Shares.

Except as set forth in this Item 5, to the best knowledge of CPPIB, none of CPPIB, any person listed on Schedule I hereto whose principal occupation is with CPPIB or any person listed on Schedule II hereto has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Common Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Ares Entities, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Ares Entities, on

CUSIP No. 65440K106

the one hand, and CPPIB or any of the individuals listed on Schedule I or Schedule II hereto, on the other hand, and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of CPPIB, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among CPPIB, on the one hand, and any of the Ares Entities or any of the individuals listed on Schedule I or Schedule II hereto, on the other hand, and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of October 20, 2011, among the Reporting Persons.

Exhibit 2

Agreement and Plan of Merger among Number Holdings, Inc., Number Merger Sub, Inc. and 99 Cents Only Stores, dated as of October 11, 2011 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K by the Issuer on October 11, 2011).

Exhibit 3	ACOF III Sponsor Equity Commitment Letter, dated October 11, 2011 (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D of the Shareholders on October 11, 2011).

Exhibit 4	CPPIB Sponsor Equity Commitment Letter, dated October 11, 2011 (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to Schedule 13D of the Shareholders on October 11, 2011).

Exhibit 5	Debt Commitment Letter, effective as of October 11, 2011 (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to Schedule 13D of the Shareholders on October 11, 2011).

Exhibit 6	Equity Rollover Letter, dated October 11, 2011 (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to Schedule 13D of the Shareholders on October 11, 2011).

Exhibit 7

Limited Guarantee, dated as of October 11, 2011, by Ares Corporate Opportunities Fund III, L.P. in favor of 99¢ Only Stores (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 11, 2011).

Exhibit 8

Limited Guarantee, dated as of October 11, 2011, by the Canada Pension Plan Investment Board in favor of 99¢ Only Stores (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on October 11, 2011).

Exhibit 9	Voting Agreement, dated October 11, 2011 (incorporated by reference to Exhibit 99.8 to Amendment No. 1 to Schedule 13D of the Shareholders on October 11, 2011).

Exhibit 10	Sponsor Side Letter, dated as of October 11, 2011, between Ares Corporate Opportunities Fund III, L.P. and Canada Pension Plan Investment Board.

CUSIP No. 65440K106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           October 20, 2011

NUMBER HOLDINGS, INC.

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

By:	ACOF OPERATING MANAGER III, LLC
Its Manager

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ACOF MANAGEMENT III, L.P.

By:	ACOF OPERATING MANAGER III, LLC,
Its General Partner

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

CANADA PENSION PLAN INVESTMENT BOARD

/s/ André Bourbonnais
By:	André Bourbonnais
Its:	Authorized Signatory

CUSIP No. 65440K106

SCHEDULE I

The name and present principal occupation of each director and executive officer of Parent is set forth below.  Each occupation set forth opposite an individual’s name refers to Parent and, to the knowledge of the Reporting Persons, all the directors and executive officers listed on this Schedule I are United States citizens, except for Mr. Shane Feeney and Mr. Scott Nishi, who are each citizens of Canada.

Name (and Title at Parent)	Principal Occupation
David Kaplan (President and Chairman)	Senior Partner in and Co-Head of the Private Equity Group of Ares Management
Shane Feeney (Vice President)	Senior Principal of CPPIB Equity Investments, Inc., a wholly owned subsidiary of CPPIB (“CPPIB Equity”)
Adam Stein (Vice President)	Partner in the Private Equity Group of Ares Management
Dennis Gies (Vice President)	Vice President in the Private Equity Group of Ares Management
Michael Weiner (Vice President)	General Counsel of Ares Management
Scott Nishi (Vice President)	Principal of CPPIB Equity
Kevin Frankel (Secretary)	Transaction Partner in the Private Equity Group of Ares Management
Daniel Nguyen (Treasurer)	Chief Financial Officer of Ares Management

CUSIP No. 65440K106

SCHEDULE II

The name, present principal occupation, and business address if different than CPPIB, of each director and executive officer of CPPIB is set forth below.

Name (and Title at CPPIB)	Principal Occupation
Robert Astley (Chairman of the Board of Directors)	Director of CPPIB and former President of Sun Life Financial Canada
Ian Bourne (Director)	Director of CPPIB and retired executive Vice President and CFO of TransAlta Corporation. Principal address: Suite 1410, 606 - 4th Street, S.W., Calgary, AB, T2P 1T1
Robert Brooks (Director)	Director of CPPIB and former Vice Chairman of the Bank of Nova Scotia
Pierre Choquette (Director)	Director of CPPIB and former Chairman and CEO of Methanax Corporation. Principal address: 1800 Waterfront Centre, 200 Burrard Street, Vancouver, B.C., V6C 3M1
Michael Goldberg (Director)	Director of CPPIB and former Professor Emeritus, Sauder School of Business
Peter Hendrick (Director)	Director of CPPIB and former Executive Vice-President of Investment and Chief Investment Officer of Mackenzie Financial Corporation.
Nancy Hopkins (Director)	Director of CPPIB and partner at McDougall Gauley LLP. Principal address: McDougall Gauley LLP701 Broadway Avenue, Saskatoon, SK, S7K 3L7
Douglas Mahaffy (Director)	Director of CPPIB and former Chairman, CEO and director of McLean Budden Ltd.
Elaine McKinnon (Director)	Director of CPPIB and COO/CFO to Brovada Technologies Inc. Principal address: Brovada Technologies Inc., 75 Prince William Street, Suite 400, Saint John, NB E2L 2B2
Heather Munroe-Blum (Director)

Director of CPPIB and Principal and Vice-Chancellor of McGill University. Principal address: McGill University, Room 506, James Administration Building 845 Sherbrooke Street West, Montreal, Quebec H3A 2T5

Ronald Smith (Director)	Director of CPPIB and former senior Vice President and CFO of Emera, Inc.
Murray Wallace (Director)	Director of CPPIB and CEO of Granite Global Solutions and CEO of Park Street Capital Corporation. Principal address: Granite Global Solutions, 133 King St E, Toronto, ON M5G 1G6
David Denison (Executive Officer)	President and CEO of CPPIB
Mark Wiseman (Executive Officer)	Executive Vice President, Investments of CPPIB
André Bourbonnais (Executive Officer)	Senior Vice President, Private Investments of CPPIB

CUSIP No. 65440K106

John Butler (Executive Officer)	Senior Vice President, General Counsel and Corporate Secretary of CPPIB
Graeme Eadie (Executive Officer)	Senior Vice President, Real Estate Investments of CPPIB
Michel Leduc (Executive Officer)	Senior Vice President, Communications and Stakeholder Relations of CPPIB
Saylor Millitz-Lee (Executive Officer)	Senior Vice President, Human Resources of CPPIB
Donald Raymond (Executive Officer)	Senior Vice President and Chief Investment Strategist of CPPIB
Benita Warmbold (Executive Officer)	Senior Vice President and Chief Operations Officer of CPPIB
Eric Wetlaufer (Executive Officer)	Senior Vice President, Public Market Investments of CPPIB
Nicholas Zelenczuk (Executive Officer)	Senior Vice President and Chief Financial Officer of CPPIB

CUSIP No. 65440K106

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each of the Ares Entities and CPPIB (as such terms are defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of 99¢ Only Stores, a California corporation, and that this agreement may be included as an exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of October 20, 2011.

NUMBER HOLDINGS, INC.

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

By:	ACOF OPERATING MANAGER III, LLC,
Its Manager

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF MANAGEMENT III, L.P.

By:	ACOF OPERATING MANAGER III, LLC,
Its General Partner

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

CUSIP No. 65440K106

CANADA PENSION PLAN INVESTMENT BOARD

/s/ André Bourbonnais
By: André Bourbonnais
Its: Authorized Signatory

CUSIP No. 65440K106

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of October 20, 2011, among the Reporting Persons.

Exhibit 2

Agreement and Plan of Merger among Number Holdings, Inc., Number Merger Sub, Inc. and 99 Cents Only Stores, dated as of October 11, 2011 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K by the Issuer on October 11, 2011).

Exhibit 3	ACOF III Sponsor Equity Commitment Letter, dated October 11, 2011 (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D of the Shareholders on October 11, 2011).

Exhibit 4	CPPIB Sponsor Equity Commitment Letter, dated October 11, 2011 (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to Schedule 13D of the Shareholders on October 11, 2011).

Exhibit 5	Debt Commitment Letter, effective as of October 11, 2011 (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to Schedule 13D of the Shareholders on October 11, 2011).

Exhibit 6	Equity Rollover Letter, dated October 11, 2011 (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to Schedule 13D of the Shareholders on October 11, 2011).

Exhibit 7

Limited Guarantee, dated as of October 11, 2011, by Ares Corporate Opportunities Fund III, L.P. in favor of 99¢ Only Stores (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 11, 2011).

Exhibit 8

Limited Guarantee, dated as of October 11, 2011, by the Canada Pension Plan Investment Board in favor of 99¢ Only Stores (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on October 11, 2011).

Exhibit 9	Voting Agreement, dated October 11, 2011 (incorporated by reference to Exhibit 99.8 to Amendment No. 1 to Schedule 13D of the Shareholders on October 11, 2011).

Exhibit 10	Sponsor Side Letter, dated as of October 11, 2011, between Ares Corporate Opportunities Fund III, L.P. and Canada Pension Plan Investment Board.